UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-10436
L.B. Foster Company
(Exact name of registrant as specified in its charter)

415 Holiday Drive
Pittsburgh, Pennsylvania 15220
(412) 928-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock Purchase Rights (Cusip 350060125) (1)
(Title of each class of security covered by this Form)

Common Stock, Par Value $0.01
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

(1) These Common Stock Purchase Rights (the "Expired Rights") were issued in connection with L.B. Foster Company's execution of a Rights Agreement dated as of October 24, 2006, as amended and restated as of November 19, 2012 (the "Rights Agreement") between L.B. Foster Company and American Stock Transfer & Trust Company. The Rights Agreement expired on October 24, 2016, and accordingly the Rights Agreement and Expired Rights are no longer in effect. L.B. Foster Company previously filed a Registration Statement on Form 8-A12G to register the Expired Rights on October 27, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, L. B. Foster Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

L.B. FOSTER COMPANY
(Registrant)

Date:	November 2, 2018	/s/ Patrick J. Guinee
Patrick J. Guinee
Senior Vice President,
General Counsel, and Corporate Secretary